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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                October                                2005
                        -------------------------------------       -----------
Commission File Number          0-29898
                        -------------------------------------

                           Research In Motion Limited
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                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                    Form 40-F    X
                        ------------                 ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No      X
                        --------------             -------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________





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                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

         1       Material Change Report, dated October 17, 2005

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and
(ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

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                                                                     DOCUMENT 1

                                 FORM 51-102F3
                                 -------------

                             MATERIAL CHANGE REPORT
                             ----------------------


1.       Name and Address of Company

         Research In Motion Limited (the "Company" or "RIM")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         October 7, 2005.

3.       News Release

         A news release was issued in Waterloo, Ontario on October 7, 2005 through the newswire services of CCN Matthews and BusinessWire, and is annexed hereto as Schedule "A".

4.       Summary of Material Change

         RIM announced that the U.S. Court of Appeals for the Federal Circuit ("Federal Circuit") issued a ruling on October 7, 2005 in the patent litigation between RIM and NTP, Inc. ("NTP"). The Federal Circuit denied RIM's petition to rehear the three-judge panel decision that was issued in this case on August 2, 2005.

5.       Full Description of Material Change

         RIM announced that the Federal Circuit issued a ruling on October 7, 2005 in the patent litigation between RIM and NTP. The Federal Circuit denied RIM's petition to rehear the three-judge panel decision that was issued in this case on August 2, 2005.

         The August 2, 2005 three-judge panel decision would reverse the District Court's ruling of infringement on 6 of the 16 claims, and would find that RIM does not infringe those 6 claims. That decision would also vacate the District Court's finding of infringement of an additional 3 of the 16 patent claims asserted against RIM in this case, because the District Court erred in construing their scope, and would remand to the District Court for further proceedings based on the new claim construction. The decision would affirm infringement of the remaining 7 claims of the NTP patents. But the decision would vacate the damages award and injunction originally entered by the District Court, and would remand the case for further proceedings.

         All of the NTP patent claims have now been rejected by the U.S. Patent and Trademark Office ("Patent Office") in its initial rulings in reexamination proceedings, based in part on prior art not considered in the District Court trial in 2002.

         The Federal Circuit's ruling on October 7, 2005 lets stand the three-judge panel decision of August 2, 2005. RIM now plans to seek review of that decision by the U.S. Supreme Court. While en banc review at the Federal Circuit or further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review. On October 13, 2005, RIM filed a motion asking the Federal Circuit to stay further proceedings in the case until the

         Supreme Court decides whether it wants to review the critical issues presented by the Federal Circuit's decision. If the patent dispute returns to the District Court on remand proceedings, RIM expects the District Court will decide all matters relating to enforcement of the settlement agreement announced by the parties on March 16, 2005, as well as the impact of the Patent Office re-examinations of the NTP patents on the litigation proceedings. RIM expects that NTP will ask the court to enter an injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. While RIM maintains that an injunction is inappropriate given the facts of the case and substantial doubts raised subsequent to trial as to the validity of the patents in question, it ultimately will be up to the Courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation. If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or conclude a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers.

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

         For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 17th day of October, 2005.

                                  SCHEDULE "A"

                                                              October 7, 2005

FOR IMMEDIATE RELEASE

RIM Provides Update on NTP Litigation


Waterloo, ON - The U.S. Court of Appeals for the Federal Circuit ("Federal Circuit") issued a ruling today in the patent litigation between Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. ("NTP"). The Federal Circuit denied RIM's petition to rehear the three-judge panel decision that was issued in this case on August 2, 2005.

That three-judge panel decision would reverse the District Court's ruling of infringement on 6 of the 16 claims, and would find that RIM does not infringe those 6 claims. That decision would also vacate the District Court's finding of infringement of an additional 3 of the 16 patent claims asserted against RIM in this case, because the District Court erred in construing their scope, and would remand to the District Court for further proceedings based on the new claim construction. The decision would affirm infringement of the remaining 7 claims of the NTP patents. But the decision would vacate the damages award and injunction originally entered by the District Court, and would remand the case for further proceedings.

All of the NTP patent claims have now been rejected by the U.S. Patent and Trademark Office ("Patent Office") in its initial rulings in reexamination proceedings, based in part on prior art not considered in the District Court trial in 2002.

The Federal Circuit's ruling today lets stand the three-judge panel decision of August 2, 2005. RIM now plans to seek review of that decision by the U.S. Supreme Court. While en banc review at the Federal Circuit or further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review. RIM will ask the Federal Circuit to stay further proceedings in the case until the Supreme Court decides whether it wants to review the critical issues presented by the Federal Circuit's decision. If the patent dispute returns to the District Court on remand proceedings, RIM expects the District Court will decide all matters relating to enforcement of the settlement agreement announced by the parties on March 16, 2005, as well as the impact of the Patent Office re-examinations of the NTP patents on the litigation proceedings. RIM expects that NTP will ask the court to enter an injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. While RIM maintains that an injunction is inappropriate given the facts of the case and substantial doubts raised subsequent to trial as to the validity of the patents in question, it ultimately will be up to the Courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.


About Research In Motion
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.


This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM's plans and expectations regarding its dispute with NTP. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factor titled "The Company May Infringe on the Intellectual Property Rights of Others" in the "Risk Factors" section of RIM's Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          RESEARCH IN MOTION LIMITED
                                          ---------------------------------
                                                    (Registrant)

Date:  October 17, 2005                   By: /s/ Robert Duncan
       --------------------                  -------------------------------
                                             Name:  Robert Duncan
                                             Title: V.P. Corporate Controller